Law Office of Jeffrey Maller, PC

4221 Wilshire Blvd., Suite 355

Los Angeles, California 90010

T. (310) 693-6700

F. (323) 315-2273

July 17, 2018

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Oroplata Resources, Inc.
Registration Statement on Form S-1, Filed April 18, 2018
Amendment No. 1 to Registration Statement on Form S-1, Filed July 6, 2018
File No. 333-224318

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Reynolds,

Further to my telephone discussion with Ronald Alper on July 16, 2018, Oroplata Resources, Inc. (the “Registrant”), hereby requests acceleration of its Form S-1, as amended (the “Registration Statement”), as of 3:00 PM Eastern Daylight Time on Friday, July 20, 2018, or as soon thereafter as possible, in accordance with Rule 461 promulgated under the Securities Act of 1933.

The Registrant acknowledges in connection with the above request for acceleration of the effective date of the Registration Statement that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority (the “Staff”), declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the above to the undersigned at (310) 693-6700.

Best regards,

/s/ Jeffrey Maller

Jeffrey Maller

cc: Douglas Cole